Exhibit 99.1

Stellantis Announces 2025 Corporate Calendar

AMSTERDAM, December 20, 2024 – Stellantis N.V. announced today the following corporate calendar for 20251:

February 26, 2025     Full Year 2024 Results

April 30, 2025         Q1 2025 Shipments and Revenues

July 24, 2025         First Half 2025 Results

October 30, 2025     Q3 2025 Shipments and Revenues

A webcast and conference call hosted by Stellantis are also planned on each of the above dates. The webcasts of the presentations, as well as the related materials, will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com.

The Annual General Meeting for the approval of Stellantis N.V.’s 2024 financial statements is scheduled for April 15, 20252.

The 2025 corporate calendar is available on the corporate website at www.stellantis.com.

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2024 financial year, the relevant ex-date would occur in the month of April 2025. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2025 or in the following years.

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com